Exhibit 99.1

Nevada Geothermal Power’s Faulkner 1 Geothermal Development will be First to Access a Loan Guarantee Under the Department of Energy’s Financial Institution Partnership Program
(John Hancock Financial Services is Lead Lender and Lender-Applicant to DOE)

Vancouver, B.C. (June 15, 2010), Nevada Geothermal Power Inc. (NGP), (TSX.V: NGP, OTCBB: NGLPF) is pleased to announce that it has received a conditional commitment from John Hancock Financial Services as lead lender for a $US98.5 million loan and an offer for a conditional commitment from the U.S. Department of Energy (DOE) as loan guarantor for up to 80 percent of the loan amount.

NGP, through its subsidiaries Nevada Geothermal Power Company and NGP Blue Mountain I LLC (“Blue Mountain”), is developing the Blue Mountain project, a 49.5 megawatt geothermal power plant located in Humboldt County in northwestern Nevada. The Blue Mountain project consists of a geothermal well field, fluid collection and injection systems that enable energy to be extracted from rock and fluid below the earth’s surface, and a power plant that converts geothermal energy into electricity. The project has a 20-year power purchase agreement to sell electricity and renewable energy credits.

NGP, 100% owner of the Blue Mountain project, and John Hancock Financial Services, the lender-applicant and lead lender, are the first geothermal proponents to access a Department of Energy (DOE) commercial loan guarantee through the Financial Institution Partnership Program (“FIPP”), a program supported by the 2009 American Recovery and Reinvestment Act. John Hancock Financial Services is a leading institutional energy lender with experience in fixed rate utility lending, project financing and private equity investments, including nine prior geothermal projects.

Brian Fairbank, President and CEO of Nevada Geothermal Power said, “The John Hancock senior debt facility and the DOE loan guarantee will provide low cost, long-term financing for our leading Faulkner 1 project and greatly enhance our ability to provide permanent clean energy jobs in northern Nevada. We appreciate the continued assistance and cooperation of our partner, the Trust Company of the West, during this process.”

Recep C. Kendircioglu, a Managing Director at John Hancock stated, “John Hancock is very pleased that Blue Mountain is the first project to be offered a conditional commitment for a loan guarantee through FIPP. We are looking forward to a timely closing and to support NGP in its future endeavors.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is a renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel, Black Warrior and Edna Mountain, in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng. President & CEO
http://www.nevadageothermal.com

Investor Inquiries
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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